FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.   Name and Address
     Peter J. Bryant
     1875 Lawrence St., Suite 1100
     Denver, CO  80202

2.   Date of Event Requiring Statement  7/5/2000

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol    InfoNow Corporation    INOW

5.   Relationship of Reporting Person to Issuer (Check all applicable)

6.   If Amendment, Date of Original (Month/Year)

7.   Individual or joint/group filing:  Form filed by one reporting person

              Director                           10% Owner
              Officer (Give Title)               Other (Specify)

                                    President
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

Table I - Non-Derivative Securities Beneficially Owned

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Title of Security                 Amount of             Ownership Form:      Nature of Indirect Beneficial Ownership
                                  Securities            Direct (D) or
                                  Beneficially Owned    Indirect (I)
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Table II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

----------------------- -------------------------- ------------------------------ ------------- --------------- --------------------
Title of Derivative       Date (month/day/year)    Title and Amount of            Conversion    Ownership       Nature of Indirect
Security                                           Securities Underlying          or Exercise   Form of         Beneficial Ownership
                                                   Derivative Security            Price of      Derivative
                                                                                  Derivative    Security
                                                                                  Security      Direct (D) or
                                                                                                Indirect (I)
----------------------- ------------- ------------ ------------- ---------------- ------------- --------------- --------------------
                        Exercisable   Expiration   Title         Amount or
                                                                 Number of
                                                                 Shares
----------------------- ------------- ------------ ------------- ---------------- ------------- --------------- --------------------
Option (right to buy)*  6/14/00       6/14/05      Common Stock  200,000          $5.63         D
----------------------- ------------- ------------ ------------- ---------------- ------------- --------------- --------------------
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*Vests as to 7/36th of the total shares on January 14, 2001, and 1/36th of the total shares on the 14th of each month thereafter, provided that as of each such date the holder is an employee of the company.

                                     /s/ Peter J. Bryant        Date:    7/19/00
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                                    Name